

Mail Stop 3030

February 27, 2009

Stephen G. Newberry
President and Chief Executive Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

  Re: Lam Research Corporation
    Form 10-K for Fiscal Year Ended June 29, 2008
    Filed August 28, 2008
    File 0-12933

Dear Mr. Newberry:

  We have reviewed your response dated February 11, 2009 to our comment letter dated December 30, 2008, relating to this filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Quarterly Report on Form 10-Q filed February 6, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note the significant challenges Mr. Newberry described on your December Quarter 2008 Financial Results Conference Call held on January 28, 2009**.** Yet we do not see inclusion in your Quarterly Report on Form 10-Q filed on February

6, 2009 a discussion of the known material trends and uncertainties on which the company's executives are most focused in MD&A such as "an almost total shutdown of purchases for new equipment" and that management is "expecting this type of environment to persist for at least the next six to eight quarters" as you described in the January 28 conference call. Rather your current MD&A disclosure includes statements such as "semiconductor industry is cyclical" and that you have "continued decline in customer demand." Please confirm to us that in future filings you will revise your overview section include a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Webb at (202) 551-3603 or me at (202) 551-3554, if you have any accounting related questions. You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637, if you have any other questions.

Sincerely,

Jay Mumford
Attorney Advisor

cc: David B. Sykes, Jones Day